Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 14, 2025 relating to the financial statements appearing in the Annual Report on Form 10-K of Blaize Holdings, Inc. (formerly known as BurTech Acquisition Corp.) (“the Company”) for the year ended December 31, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern referenced in this Registration Statement. On January 13, 2025, we were informed by the Company that we would be replaced by UHY following the completion of our audit for the year ended December 31, 2024, issued on April 14, 2025.

/s/ Marcum LLP

New York, NY

May 12, 2025